Exhibit 99.2

CERTIFICATE OF QUALIFIED PERSON: Douglas K. Maxwell

I, Doug K. Maxwell, of Lyntek Inc., 1550 Dover Street, Lakewood, CO 80215, do hereby certify that:

1.
I graduated from the Colorado School of Mines with a Bachelor of Science Degree in Metallurgical Engineering in 1979 and with a Masters of Engineering in Metallurgy in 1982.  In both programs, I specialized in Mineral Processing and Extractive Metallurgy.

2.
I am a Registered Professional Engineer - Metallurgy in the State of Colorado.  My registration number is 26758.  I have been a member of the Extractive Metallurgy Chapter of Denver for 15 years and a member of the Society of Mining Engineers.

3.
I have worked in the mineral processing industry for over 20 years.  I have been a project manager and process engineer for several projects at Lyntek.  I have been a project manager and project engineer conducting laboratory and pilot plant process studies for BHP Minerals and International Process Research Company. I have been a project engineer and project manager conducting feasibility studies for mineral waste reprocessing for Camp Dresser & McKee and Dames & Moore. I have been an applications and field service engineer for mineral processing equipment for Ore Sorters North America and Dorr-Oliver.

4.	I am currently employed as Process Engineer by Lyntek Inc.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of the NI 43-101.

6.	I am responsible for the mineral processing sections in Section 23.

7.	I am independent of Ur-Energy USA Inc. as described in section 1.4 of NI 43-101.

8.
I have not visited the property, but no plant exists at this point in time. I evaluated the Ur-Energy capital and operating cost for the uranium production plant. I have had no prior involvement in the property.

9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Amended NI-43-101 Preliminary Assessment for the Lost Creek Project - Sweetwater County, Wyoming dated April 2, 2008 and amended February 25, 2011contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 25th of February 2011.

/s/ Douglas K. Maxwell

Douglas K. Maxwell, P.E.